

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 17, 2017

John Schmitz
Chairman and Chief Executive Officer
Select Energy Services, Inc.
1820 North I-35
P.O. Box 1715
Gainesville, TX 76241

> **Re:** **Select Energy Services, Inc.**
> **Registration Statement on Form S-1**
> **Submitted January 23, 2017**
> **CIK No. 0001693256**

Dear Mr. Schmitz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

Company Overview, page 1

3.   Throughout your prospectus, you make a number of factual assertions about your industry and about your operations as compared to your competitors. For example, you make numerous references to your status as "the market leader" or a leader or the leader in other aspects of your business. You refer to having the position "as the leading water solutions provider" (page 7). You also suggest that you have the largest asset base in the industry with exclusive water sources. Please provide us with supplemental support for these types of factual assertions, which appear throughout your prospectus. To the extent that you do not have independent support for a statement, please revise the language to clarify the basis for the statement. In addition, to the extent that you intend some of these statements to be qualified as to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

4.   Please also include corresponding disclosures, where appropriate, to place your statements in context. For example, you state at page 6 that you "estimate that approximately 20% to 25% of these sources or volumes are on an exclusive basis." This suggests that approximately 80% of your sources or volumes are non-exclusive and that competitors or potential competitors would have access to the same sources in those cases. If true, this impacts the firmness of the relative competitive advantage you purportedly enjoy. In that regard, we note also the risk factor disclosure at page 31 indicating that "Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis."

Industry Trends and Market Recovery, page 4

5.   You cite the "Drilling Productivity Report" released by the U.S. Energy Information Administration to support your assertion that there are "approximately 13 DUCs per active horizontal drilling rig in the same area" and that "this is a significant increase from a historical normalized average of approximately two DUCs per active horizontal drilling rig." Please briefly explain how you determined these averages and whether they were derived from the analysis of more than one source.

Emerging Growth Company Status, page 14

6.   State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply

to private companies. State in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Use of Proceeds, page 49

7.   You indicate that all proceeds will go to SES Holdings, which in turn will use the proceeds of this offering for "general corporate purposes, including the expansion of the Bakken Pipeline systems, to fund other organic and acquisition growth opportunities and for the cash settlement of outstanding phantom units at SES Holdings, LLC." Please clarify whether you are referring to SES Holdings when you state in this section that "If the proceeds increase …, we would use the additional net proceeds for general corporate purposes" and at page 9 when you say that "we" intend to fund the cash portion of the consideration for the possible Permian Basin acquisition with a portion of the net proceeds from this offering. Also, please revise this section to disclose the amount and the percentage of the proceeds that will be used for the various cited purposes. See Item 504 of Regulation S-K and the instructions thereto for guidance.

Capitalization, page 51

8.   We note that the amount of cash and cash equivalents listed "on an as adjusted basis to give effect to the 144A Offering" in your table on page 51 states that as of September 30, 2016, you had an "as adjusted" amount of cash and cash equivalents of $51.775 million. However, your Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2016, states a total amount of cash and cash equivalents, giving effect to the 144A offering of $45.034 million. *See p*age F-5. Please explain the reason for this discrepancy.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Results of Operations, page 59

Nine Months Ended September 30, 2016, Compared to Nine Months Ended September 30, 2015, page 59

9.   Revise to describe and quantify all material activities that generated income statement variances between periods. Your revised disclosure should quantify the effect of each causal factor identified for material changes in your financial statement amounts and should fully address the change between periods. Refer to Item 303(a)(3) of Regulation S-K, and for additional guidance, Section III.D. of Release No. 33-6835.

Tax Receivable Agreements, page 65

10.   We note that you have entered into two tax receivable agreements and that the payments you will be required to make under these arrangements are expected to be substantial. We also note the disclosure on page F-9 stating that your estimated tax receivable agreement liability would have been $354.9 million assuming the exchange of all SES Holdings LLC units for shares of your class A common stock and the termination of the tax receivable agreements. Revise to provide disclosure of the following:

- The range of future payments that you expect to make under each agreement, assuming (a) all tax benefits that are subject to the tax receivable agreements have been utilized or expired and (b) exercise of your right to terminate the tax receivable agreements;

- The potential impact on future earnings associated with this arrangement; and

- The anticipated timing of the payments and how you intend to fund such payments.

Critical Accounting Policies and Estimates, page 66

11.   Revise your critical accounting policy disclosures to analyze the uncertainties involved in applying the principles utilized and the variability that is reasonably likely to result from their application. Also address the degree to which your estimates and assumptions bear the risk of change. For example, expand your disclosure regarding self-insurance to provide additional detail regarding your statement that additional charges to earnings could be necessary if the number of claims or the costs associated with those claims were to increase significantly over your estimates. Refer to section V of SEC Release 33-8350.

12.   Revise to provide disclosure addressing the methods, assumptions, and estimates underlying your revenue recognition policy.

Unit-based Compensation, page 68

13.   Revise your critical accounting policy disclosure to address your phantom units. We note that these are cash settled awards for which no compensation expense has been recognized as of September 30, 2016 due to the non-occurrence of a performance condition, which is not yet considered probable. Your revised disclosure should address whether the completion of your planned offering will result in the achievement of this performance condition, and if so, describe your planned accounting treatment. Refer to FASB ASC 718-10-25.

Business, page 71

Overview, page 71

14.   We note your disclosure at page 73 that you consider your "inventory of water sources" a
        key competitive advantage as "water sources are often difficult to locate, permit and
        reliably access" and that "navigating applicable regulations is especially difficult as the
        rules governing the sourcing of fresh water vary." At page 75, you state, "Identifying and
        securing these water sources is not easily replicated given the significant know-how and
        relationships with local, state and federal government agencies as well as private
        landowners that we have developed over the last five or more years." Given the
        importance of water sourcing to your operations, please enhance your description of
        water sourcing to provide investors with a better understanding of the sources and
        availability of your raw materials and your unique sourcing abilities. See Items 101(a)
        and (c) of Regulation S-K.

15.   Your disclosure reveals that you source water from government entities. Please state
        whether your water sources may be subject to termination or downward revision at the
        election of the government. See Item 101(c)(1)(iii) of Regulation S-K.

16.   Please tell us what consideration you gave to filing any of your material contracts or
        permits for water sourcing as exhibits under Item 601(b)(10)(ii)(B) or (D) of Regulation
        S-K. In your discussion of your "market leading position" in the Bakken, you appear to
        attribute your position to the importance of governmental permits for source water off
        Lake Sakakawea, indicating that your business in the region may be substantially
        dependent upon such permits. We further note your risk factor discussing these resources
        at page 22 that states that the "success and profitability of our business may be
        disproportionately exposed to factors impacting this region."

Unaudited Condensed Consolidated Financial Statements, page F-12

Note 4 – Exit and Disposal Activities, page F-21

17.   We note that you incurred $13.2 million of charges for exit and disposal activities during
        the nine months ended September 30, 2016 related to facility consolidation initiatives.
        Revise your disclosure to describe the facts and circumstances that led up to the expected
        activities and to state the expected completion date. Refer to FASB ASC 420-10-50-1.
        With your response, tell us whether the lease abandonment costs recognized are part of
        an exit plan.

Note 5 – Property and Equipment, page F-22

18.   We note that triggering events existed during 2016 which required you to evaluate the
        recoverability of certain property and equipment. Expand your disclosure related to your

impairment of property and equipment to better describe the impaired long-lived assets and the facts and circumstances which led to the impairment. Your revised disclosure should also indicate the method used in determining the fair value of the impaired assets. Refer to FASB ASC 360-10-50-2.

Note 11 – Unit-based Compensation, page F-26

Unit Option Awards, page F-26

19.   Revise to provide the disclosures required by FASB ASC 718-10-50-2, including as it relates to compensation cost for unit option awards and the assumptions used for your fair value estimates.

Consolidated Financial Statements, page F-35

Note 2 – Significant Accounting Policies, page F-43

Self-insurance, page F-45

20.   We note that you are self-insured for certain losses related to general liability, worker's compensation, vehicle liability, and group medical. Disclose the stop loss limits associated with each risk for which you are self-insured and identify each risk for which you do not have excess loss limits.

Revenue Recognition, page F-46

21.   Revise to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations. As part of your revised disclosure, address the process through which revenue is recognized for services offered to your customers (i.e., water-related services, equipment rental, wellsite services, etc.). Your revised disclosure should also address different contract structures, including those where you provide multiple services to a customer. Refer to SAB Topic 13.

Note 15 – Segment Information, page F-60

22.   You state that your services are offered through three operating segments (i.e., water solutions, accommodations and rentals, and wellsite completion and construction services). However, your website appears to identify water solutions, well testing, fluid handling, and disposal solutions as separate business units through which services are provided. Provide us with additional detail regarding your conclusion that you have three operating segments. For example, tell us about the management structure of your water solutions operating segment and explain how your chief operating decision maker assesses its performance and makes decisions regarding the allocation of resources.

John Schmitz
Select Energy Services, Inc.
February 17, 2017
Page 7

Include an analysis supporting the identification of your chief operating decision maker with your response. Refer to FASB ASC 280-10-50-1, 50-5, and 50-7.

Closing Comments

You may contact Diane Fritz, Staff Accountant, 202-551-3331 or, in her absence, Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: David Oelman, Esq.
       Vinson & Elkins LLP